UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

[ ] Form 10-K          [ ] Form 20-F       [ ] Form 11-K         [X] Form 10-Q
[ ] Form N-SAR

        For Period Ended: September 30, 2005
        [ ] Transition Report on Form 10-K
        [ ] Transition Report on Form 20-F
        [ ] Transition Report on Form 11-K
        [ ] Transition Report on Form 10-Q
        [ ] Transition Report on Form N-SAR
        [ ] For the Transition Report Ended:

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        Read Instruction (on back page) Before Preparing Form. Please Print or
Type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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        If the notification relates to a portion of the following checked above, identify the Item(s) to which the notification relates:

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                         PART I - REGISTRANT INFORMATION

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        Full Name of Registrant:  ERGO SCIENCE CORPORATION

        Former Name if Applicable:  Not Applicable

        Address of Principal Executive Office (Street and Number):

                790 Turnpike Street

        City, State and Zip Code:  North Andover, MA 01845

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                        PART II - RULES 12B-25(B) AND (C)

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        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K of Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                              PART III - NARRATIVE

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        State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K,
10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

        On November 15, 2005, Ergo Science Corporation (the "Company") issued a press release announcing that the audit committee of the Company's board of directors (the "Audit Committee"), upon the recommendation of management and with the concurrence of the Company's independent registered public accountants, Deloitte & Touche LLP ("Deloitte"), has concluded that the Company's previously issued financial statements as filed in its Form 10-Q for the quarterly period ended June 30, 2005 and referenced below should no longer be relied upon because of errors in those financial statements and should be restated to reflect necessary accounting adjustments. The Audit Committee reached its conclusions on November 14, 2005. The adjustments do not affect the Company's reported revenues, its cash flows or its cash/liquidity position. The Company believes that principally as a result of the seasonality of the business of Nexus Media, the 2004 annual results of Nexus Media reported in the 8-K/A filed on June 17, 2005 are not materially misleading.

        The Company discovered that there were errors under U.S. GAAP in the timing of recognition principally of certain sales and marketing costs relating to future events or publications during fiscal year 2004 and fiscal year 2005 by the business-to-business publishing division (referred to herein as "Nexus Media") recently acquired by the Company from Highbury House Communications plc, a company organized under the laws of the United Kingdom ("Highbury House"). Nexus Media consisted of eight wholly-owned subsidiaries of Highbury House, which before the acquisition had not prepared quarterly separate or consolidated financial statements. The errors arose primarily because certain sales and marketing costs relating to future events or publications during fiscal year 2004 and fiscal year 2005 by Nexus Media were deferred to and expensed in subsequent periods when they should have been expensed during the period in which they were incurred.

        While management is continuing to quantify the errors, management estimates that the errors result in the following adjustments:

        o the overstatement of cost of revenues and the understatement of net income before tax of Nexus Media of $76,000; and the understatement of total assets of Nexus Media of $76,000 on the balance sheet, for the three month period ended March 31, 2004;

        o the understatement of cost of revenues and the overstatement of net income before tax of Nexus Media of $246,000; and the overstatement of total assets of Nexus Media of $246,000 on the balance sheet, for the three month period ended June 30, 2004;

        o the overstatement of cost of revenues and the understatement of net income before tax of $24,000; and the understatement of the total assets of Nexus Media of $24,000 on the balance sheet, for the three month period ended March 31, 2005; and

        o the understatement of cost of revenues and the overstatement of net income before tax of the Company of $116,000; and the overstatement of total assets of the Company of $116,000 on the balance sheet, for the three month period ended June 30, 2005.

        The adjustments affect the historical financial statement information required for the Quarterly Report on Form 10-Q for the period ending
September 30, 2005 (the "Third Quarter 10-Q"). As a result, the Company is unable, without unreasonable effort and expense, to file the Third Quarter 10-Q on a timely basis.

                           PART IV - OTHER INFORMATION

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        (1)     Name and telephone number of person to contact in regard to this notification

        Ling Kwok               (978)                    688-8833
        ---------            -----------            ------------------
        (Name)               (Area Code)            (Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                           [X] Yes  [ ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion hereof?

                                           [X] Yes  [ ] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        Please see the information provided in Part III above.

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

                            Ergo Science Corporation
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 15, 2005               By:    /s/ Charles E. Finelli
                                             -----------------------------------
                                      Name:  Charles E. Finelli
                                      Title: President, Chief Executive Officer
                                             and acting Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.